September 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BLOOMIOS, INC.
Registration Statement on Form S-1 Filed July 14, 2021 File No. 333-257890

Ladies and Gentlemen:

On behalf of our client, Bloomios, Inc. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated August 10, 2021, with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

The Company has filed Amendment No.1 to the Registration Statement which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. For ease of reference, each of the Staff’s comments are set forth below followed by the applicable response.

Registration Statement on Form S-1

Prospectus Summary, page 6

1.

We note your disclosure here that you are an integrated, seed-to-shelf operation which includes the growing, processing, extraction, and manufacture of cannabidiol (“CBD”) products. We further note your disclosures elsewhere that your CBD products are hemp- derived. Please revise your disclosure(s) in this section to better describe each of your products and how they are manufactured and marketed, including their Tetrahydrocannabinol (THC) content. Please also discuss the testing procedures, if any, for your CBD products, including whether the lab(s) performing tests on your CBD products meet the “ISO 17025” or other applicable standards. If you are not having your CBD products tested, please add a risk factor addressing the potential consequences to your business.

Response: The Company has revised its business and product descriptions in the prospectus summary in order to more accurately depict the Company’s current operations, and has also addressed the THC and testing disclosures in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

2.

Revise to provide information that more clearly describes your results of operations and liquidity and capital resources for each of the periods presented. Your revised disclosure should include a discussion and analysis of the financial statements and other statistical data that enhances a reader’s understanding of your financial condition, cash flows, and other changes in financial condition and results of operations. Refer to Item 303 of Regulation S-K.

1

Response: The Company has expounded on the results of operations and liquidity and capital resources to more clearly describe the results of operations including discussion and analysis of said operations and financial condition and statements of cash flows for each of the periods presented.

Risk Factors, page 22

3.

We note your disclosure that your success is dependent upon your ability to achieve regulatory approvals in the U.S. and abroad. We further note your disclosures that the Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, and distribution of food, dietary supplements, drugs, cosmetic, medical devices, biologics, and tobacco products, but that you have not been required to obtain FDA approval for your existing products. Please revise your disclosures in this section to discuss the state laws that regulate your planned operations in the United States, as well any international regulations, and the potential impact of such laws related to your proposed operations. Additionally, revise your reference on page 23 to clarify how you leverage third parties to sell your products and conduct your business abroad. If you do not have any sales or operations abroad, please clarify.

Response: The Company has revised these disclosure to address the Staff’s comment. Specifically, we have revised our disclosures to note that the Company’s products are not currently regulated by the FDA but could become subject to regulation and a future date. The Company is not currently engaged in any operations outside of the United States of America and the Company has made that clarification.

Selling Stockholders, page 29

4.

Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by CET Investments, LLC, AGPL Acquisition Inc., Jefferson Street Capital LLC, and JH Darbie & Co.

Response: In response to the Staff’s comment, the natural person exercising voting and/or investment power is now clearly stated.

Plan of Distribution, page 37

5.	Please reconcile certain disclosures here which only reference one selling stockholder, BP, with your other disclosures in other sections of your filing.

Response: Please note that this was merely a typographical error and “selling stockholder, BP” should have been “Selling Stockholders.” All relevant changes have been made.

2

Financial Statements for the Year Ended December 31, 2020

Notes to the Consolidated Financial Statements, page F-7

6.

Disclosure indicates that on April 12, 2021, you acquired CBD Brand Partners LLC in exchange for 10,000 shares of Series A Preferred Stock and 800 shares of Series B Preferred Stock. Expand your disclosure here and in appropriate sections throughout the filing to describe how you accounted for this transaction. Your revised disclosure should also explain the basis of your financial statement presentation.

Response: The shares were valued at par value for the acquisition. Because the par value of the stock is $0.00001, the 10,000 shares of Series A Preferred Stock and 800 shares of Series B Preferred Stock have no impact on the financial statements, as they were valued at $0.10 and $0.008, respectively. Additionally, the financial statements are presented on a consolidated basis, with all intercompany transactions eliminated.

Financial Statements for the Three Months Ended March 31, 2021

Notes to the Financial Statements

Note 9. Subsequent Events, page F-25

7.

You state that the prospectus relates to the resale of 3,389,203 shares of common stock acquired in connection with the acquisition of CBD Brand Partners LLC. However, disclosure here and elsewhere in the filing does not appear to indicate that any common stock was issued as part of the transaction. Revise your disclosure to reconcile this apparent discrepancy.

Response: Please note that this is a typographical error. The sentence should have stated “resale of 3,389,203 shares of common stock by the Selling Stockholders.” The change has been made. This discrepancy has been clarified.

General

8.	Obtain and file a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Response: This has been obtained and filed with Amendment #1 to the S-1.

9.

We note your disclosures that your common stock is listed on The OTC Markets under the symbol “BLMS.” Where it appears that your shares are quoted on the OTC Pink Market, please clarify this throughout. We further note disclosure that the selling shareholders may sell their shares a number of different ways and “at varying prices.” Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K. Additionally, also revise to remove the references to the “NASDAQ Capital Market” or advise.

3

Response: Pursuant to the Staff’s comment, the shares have been adjusted to a fixed price. In addition, all references to “OTC Market” have been changed to the “OTC Pink Market”. The references to the “NASDAQ Capital Market” are merely references to a NASDAQ rule and not that the Company is listed on NASDAQ. The Company tries to comply with NASDAQ rules, as it hopes to one day uplist to NASDAQ.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your comments, if any, or questions concerning this filing to the undersigned at (805)-222-6330 or mhill@bloomios.com

Respectfully Submitted,

/s/ Michael Hill

Michael Hill, CEO

4